Exhibit D

November 1, 1999


Norton Garfinkle
Oxford Management Corporation
133 East 62nd Street
New York, New York 10021

Dear Norton:

This letter shall constitute our invitation to you to serve as a produce development consultant to eSynch Corporation starting on the date hereof and continuing through the end of the year 2000. Your compensation for each quarter will be warrants which will be issued to you to purchase shares of eSynch Common Stock immediately exercisable for a period of 3 years at a per share price of $1.00. The warrants that will be issued to you within 30 days of the signing of this agreement which will cover the period from November 1, 1999 through December 31, 1999 will be for 20,000 shares of eSynch Common Stock and the warrants that will be issued to at the beginning of each subsequent 3 month period will be for 20,000 shares of eSynch Common Stock.

Such warrants shall be entitled to customary anti-dilution protection as mandated by the corporation's bylaws and be evidenced by a form of warrant certificate mutually acceptable to you and to the Corporation. In addition, the full amount of warrants issuable under this agreement shall be subject to such anti-dilution adjustment covering any dilution subsequent to the date of this agreement. The Corporation shall further take such action as shall be necessary so that the issuance to you of the shares of eSynch Common Stock issuable upon exercise of the foregoing warrants, and the resale of such shares by you, shall in each case be registered under the Securities Act of 1933 within 30 days of the exercise date.

We look forward to your acceptance of this letter and the terms hereof, whereupon this letter and such terms shall become a binding agreement between us.

Very truly yours,

s/Thomas Hemingway
--------------------------
Thomas Hemingway
Chief Executive Officer,
Chairman

ACCEPTED:

s/Norton Garfinkle
-------------------------
Norton Garfinkle